               S O N F I E L D  &  S O N F I E L D
                    A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By overnight delivery and EDGAR

December 15, 2008

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed November 26, 2008
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated December 11, 2008.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

The revised preliminary 14C, clean and with revision marks, is filed with EDGAR.  In addition this letter is filed as correspondence with EDGAR and we will overnight to you three copies of each (without exhibits) with the changes in the amended 14C marked.

        For your convenience and the convenience of the public, we have added a table of contents to each section with the page numbers hyperlinked to the related page and each page hyperlinks back to the table of contents.

General

1.
We note your response to comment one from our letter dated October 14, 2008.  Please disclose the anticipated date upon which you will obtain the necessary shareholder approval.  We also note your statement on page six that you have “confirmed” from such shareholders that they will approve these transactions.  Please disclose the nature of such confirmation, how it was obtained, the identity of the shareholders and the number of shares held by each.

As stated in the information statement on Schedule 14C/A filed October 3, 2008, the actions described were authorized by the directors and a majority of the shareholders on the 8th day of February 2008.  Because of the eleventh month delay in mailing the information statement in order to respond to multiple rounds of comments from the SEC staff, the prior authorization was supplemented by the same directors and shareholders on the 15th day of December, 2008 to move the effective date forward to the 20th day after the mailing of the information statement and move the record date to the date of mailing.

The information statement has been revised accordingly.

2.
We note that your amendments to the certificates of designation for the Class A and Class C preferred stock filed with your form 8-K on November 25, 2008 indicate that “pursuant to resolution adopted by the holders of the necessary number of shares as required by statute in accordance with Section 228(a) of the General Corporation Law of the State of Delaware the amendment was adopted.”  However, your information statement indicates that such ratification will occur at a future date.  Please explain the discrepancy in these statements and clarify the timing

The statement in the Form 8-K filed November 25, 2008 correctly states the action taken and the suggestion in the information statement that the amendments will be ratified or otherwise occur at a future date is incorrect.

The information statement has been revised to clearly express these facts.

Notice to Stockholders, page 2

3.
Please reconcile the apparent error in the revised disclosure on page two regarding the number of voting shares held by the “Majority Shareholders.”  The aggregate number of voting shares held by such shareholders according to the disclosure in this paragraph should be 63,097,155, not 63,097,146 shares.

The information statement has been revised in response to your comment.

Summary, page 4

4.
Please clarify in the overview section that only the Series C preferred stock and its conversion will be unaffected by the reverse stock split, which means that the holders of the Series C preferred stock will have ___% of the total voting rights of the company and will own ___% of common shares upon their conversion.  In this regard, while the number of outstanding shares of Series A preferred stock will not be affected by the reverse stock split, the conversion ratio will reflect the reverse stock split.

The overview section of the summary has been revised in response to your comment.

5.
Disclose that the purpose of the reverse stock split is to decrease the number of outstanding common shares so that you will have enough authorized shares for the conversion of the Series C preferred stock that you issued in the merger with TeleChem International, Inc.  Disclose that you issue convertible Series C preferred stock to the TeleChem shareholders because you did not have enough authorized shares to issue to them.  Disclose, if true, that you did this to avoid having to seek shareholder approval for an increase in authorized shares before the merger was consummated.

The purpose section under the reverse split has been revised in response to your comment.

6.	We note the additional disclosure regarding the amendments to the Company’s preferred stock. Please revise this disclosure to include the following information:

•
Clarify that you are seeking ratification of the amendments to the certificates of designation of the Series A and Series C preferred stock, as you disclose in the notice to shareholders. Explain how ratification differs from approval. Disclose that the amendments were filed with the Secretary of State of Delaware on November 24, 2008. Disclose whether the filing of the amendments complied with Delaware law and your certificate of incorporation. Discuss what the impact will be on the company and the board if shareholders do not ratify the amendments. Discuss these matters in more detail under the description of the proposal on page 30.

We have deleted the references to ratification of the amendments of the Series A and Series C preferred stock for the reasons explained in response to your comments number one and two.

•	Include references to these transactions in the “Overview” paragraph as well as the third paragraph of this section on page five.

We are of the opinion that a discussion of the amendments is not appropriate for the overview section because the effectiveness has occurred in final form in the past and is not affected by the information statement.

•	Disclose the nature and purpose of the clarifications and amendments made to the terms of the preferred stock.

These matters have been discussed in detail under the heading “Amendment to Series A and Series C Preferred Stock,” have occurred in the past and are included for information purposes only.

7.	Please include disclosure in this section addressing the increase in authorized shares of the company and the cancellations that will occur upon completion of the reincorporation.

We have discussed the change in the number of authorized shares as part of the purpose of the reincorporation.  We have also included a cross reference to the question that addresses the number of shares to be outstanding after all the conversions and cancellations.

Questions and Answers (now page 6)

8.
We note your revisions to the third question on page seven.  Please revise this disclosure to also indicate how many shares will be held by the “Majority Shareholders” after the effective date of the reincorporation, increase in authorized shares, name change, reverse split and cancellations.

The specified question has been revised in response to your comment.

9.	Under the third question, disclose how you arrived at the price per share to be paid in lieu of fractional shares.

The method for determining the price of fractional shares has been added to the third question.

Outstanding Shares and Voting Rights, page 9

10.
We note your response to comment seven from our letter dated October 14, 2008 and your additional disclosure on page 11. Please disclose the conversion ratio(s) used for the debt. Disclose, if true, that the cancellations will result in the conversion of all of the company’s current convertible debt obligations.

As Mr. Loev explained in his letter of November 25, 2008: “…[T]he debt being converted is not being converted pursuant to its terms, but pursuant to privately negotiated agreements…. The Company’s convertible debt obligations will be forgiven in connection with the Cancellations and all that will remain will be liabilities incurred in the normal course of business.”  The language immediately following the table has been revised to clarify that there is no conversion ratio, rather an agreement to issue a specific negotiated number of shares of common stock in exchange for all convertible debt.

11.	Tell us the exemption from registration you are relying upon for the offer and sale of the securities being issued in connection with the cancellations.

The shares of common stock to be issued in exchange for existing debt will be issued only to accredited investors (as defined in Rule 501 of Regulation D) and no commission or other remuneration will be paid or given, directly or indirectly, in connection with the conversion or exchange.  The common stock will be offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 and the safe harbor provided by Rule 506 thereunder.  The issuance of the shares will be reported within four business days after issuance on Form 8-K under Item 3.02, Unregistered Sales of Equity Securities, and within 15 days after issuance on Form D.

Recent Change in Control of the Company, page 11

12.
We note your response to comment six from our letter dated October 14, 2008. Please disclose that you issued more shares of Series C stock than you had authorized in connection with the merger with TeleChem. Disclose the basis of your issuance of the shares of Series C preferred stock before the certificate of correction and the certificate of merger were filed with the Secretary of State of Delaware.

The first paragraph of the section has been revised in response to your comment.

Information Regarding Beneficial Ownership of Principal Shareholders, Directors and Management. (now page 15)

13.
We note your response to comment eight from out letter dated October 14, 2008. Please further revise the table of beneficial ownership on page 15 to include footnote disclosure regarding how the cancellations and subsequent stock issuance will result in the ownership amounts reflected in the table. For example, explain how WEM’s current ownership of 71,946 shares of common stock and 355,505 shares of preferred stock (which would result in 2,398.2 shares of common stock after the stock split, plus an additional 113,761.6 shares of common stock upon conversion of the Class A preferred stock), becomes 2,000,000 shares of common stock as reflected in this table.

The number of common shares in the first column assumes conversion of all shares of preferred stock and conversion of all convertible debt immediately after the effective date of the reverse split.  A footnote has been added to disclose this fact.

14.
We note your response to comment nine from our letter dated October 14, 2008. Please clarify how the numbers of Series A preferred stock represented by certificates 1032, 1174 and 1176 as noted on Exhibit B to the custodial agreement are reflected in this updated table.

The updated table in response to comment 12 in your letter of October 14, 2008 omitted the individual ownership of the Series A preferred stock and percentage of the total owned by each.  The table has been additionally updated to include the missing information.

Reverse Stock Split, page 17

15.
We note your response to comment 12 from our letter dated October 14, 2008 as well as the revised disclosure in footnote four to the table on page 19. Please disclose the material terms of the warrant issued to Paul Hamm and tell us in which periodic or current report such warrant is disclosed and the warrant agreement filed as an exhibit.

Based upon a careful and through search of the corporate records, the company has concluded that no warrants were issued to Paul Hamm during 2007.  This conclusion was based, in part,upon the following language on page 12 of the company’s 10-QSB/A for the quarterly period ending March 31, 2008 and filed August20, 2008:

“On January 19, 2008 IMHI issued 1,250,000 warrants, expiring on January 19, 2013, exercisable at $0.01.  Warrants that were issued generally do not have a life that exceeds five years. ….. No options or warrants were issued during 2007 or during the three months ended March 31, 2008.”

Therefore, the reference table and the related footnote four have been revised to disclose these facts.

Amendment to Series A and Series C Preferred Stock, page 30 (now page 27)

16.	Please revise, if true, the reference to “Series A” preferred stock in the third paragraph of this section which appears to be a reference to “Series C preferred Stock.

The reference to “Series A” has been corrected to read “Series C.”

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

Cc: The Loev Law Firm, PC
Attn: David M. Loev, Esq.

Exhibit A

Certificates to be Exchanged

Pursuant to Section 2.06

Each outstanding share of TeleChem Stock will be exchanged for the number of Integrated Media Common Stock set out below

Name & Address of Shareholder	TeleChem Stock	Integrated Media Common Stock

Rene’ A. Schena 524 East Weddell Drive Sunnyvale, CA 94089	41.55%	15,000,000

Todd J. Martinsky 524 East Weddell Drive Sunnyvale, CA 94089	27.70%	10,000,000

Mark Schena 524 East Weddell Drive Sunnyvale, CA 94089	13.85%	5,000,000

Paul Haje	13.85%	5,000,000

Cole BusinessDevelopment, LLC	3.05%	1,100,000

Total	100.0%	36,100,000